UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2020

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower
Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Impact of Coronavirus

Amira Nature Foods Ltd (the “Company”) is a foreign private issuer with sales across four continents. As a foreign issuer and global provider of food products, the Company is particularly susceptible to the impact of the COVID-19 global pandemic. As set forth in the Company’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”), the Company’s business and operations could be negatively impacted by the COVID-19 global pandemic in each jurisdiction where it operates. The full impact and duration of the COVID-19 virus is unknown at this time. The spread and impact of the COVID-19 is rapidly evolving, and the Company plans to monitor its impact going forward and adjust its future plans as needed on a country-by-country basis.

The Company’s auditor, ASA & Associates LLP (“ASA”) is subject to government ordered closure due to a nationwide lockdown imposed by the government of India which closed businesses and limits the movements of more than 1.3 billion people. The lockdown in India is expected to continue until at least May 17, 2020. Due to the impact of the coronavirus, the Company is not able to determine when ASA will complete the audit of its financial statements for the year ended March 31, 2019. The Company will continue to monitor the situation carefully and provide updates when it receives them from ASA.

Issuance of Shares

On April 17, 2020, the Company issued 135,000 of the Company’s ordinary Stock (the “Ordinary Shares”) to Harash Sethi, an Independent Director and Chairman of the Audit Committee, 33,000 Ordinary Shares to Herve Larren, an Independent Director and member of the Audit Committee and 11,667 Ordinary Shares to Mohit Malik, an independent Director and Chairman of the Audit Committee for services rendered to the Company. The shares were valued at the price of $5.00 per share.

Annual Meeting

The Company intends to hold its annual meeting for the year fiscal ended March 31, 2019, upon completion of its audit by ASA and Form 20-F for such period. The Company is not yet able to provide a date for its annual meeting of shareholders in light of the public health impact of the coronavirus pandemic.

NYSE Regulation, Inc., by letter dated April 22, 2020, notified the Company that its Ordinary Shares did not satisfy the standards for continued listing on the New York Stock Exchange (the “NYSE”). The NYSE requires a listed company hold an annual meeting during each fiscal year pursuant to Section 302 of the Listed Company Manual. The Company has yet to hold an annual meeting for the fiscal year ended March 31, 2019. The Company is currently a late filer and is unable to hold the annual meeting for the fiscal year ended March 31, 2019 until it files its Form 20-F for the fiscal year ended March 31, 2019 with the SEC.

To enhance information available to investors, the NYSE uses a below compliance (“BC”) indicator available on the consolidated tape when an issuer is noncompliant with NYSE corporate governance listing standards. This enables data vendors to append this indicator to the ticker symbol of such an issuer. The NYSE also publishes a list of noncompliant issuers and displays the BC indicator on its website. The Company’s noncompliance with the NYSE’s corporate governance listing standards is noted on the NYSE’s website.

The NYSE notification has no impact on the Company’s business operations.

2

About Amira Nature Foods Ltd

Founded in 1915, the Company has evolved into a leading global manufacturer, marketer and distributor of branded packaged specialty rice and other related food products, with sales across four continents around the world. The Company generates the majority of its revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in the geographically indicated region of the Indian sub-continent, as well as other specialty rice. It sells its products under its flagship Amira brand, as well as other Company-owned brands and third-party brands. The Company’s global headquarters are in Dubai, United Arab Emirates, and it has offices in Germany and the United Kingdom.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases that the Company, we or our members of management use, such as "believe," "expect," "may," "will," "should," "would," "could," "seek," "intend," "plan," "goal," "project," "estimate," "anticipate" or other comparable terms. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and in some cases outside the Company’s control. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do, what impact they will have on the Company’s results of operations, financial condition, or the price of the Company’s Ordinary Shares. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that pose risks to the Company’s business and operations which could cause its actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) uncertainties associated with the COVID-19 pandemic, including its possible effects on the Company’s operations, management and employees, supply chains, shipping, facilities and customers: (ii) the demand for the Company’s products and the Company’s ability to distribute the Company’s products across four continents; (iii) the impact of quarantines, lockdown orders and other events restricting the movement of persons or goods in countries where the Company sells its products and operates; (iv) the Company’s ability to efficiently and flexibly manage the Company’s business and respond to the impact and uncertainties related to the COVID-19 pandemic; (v) the effect that the COVID-19 pandemic will have on the Company’s ability to perform the Company’s agreements with customers, vendors, suppliers, distributors and other third parties; (vi) the Company’s ability to comply with the reporting requirements of the SEC and NYSE; (vii) the Company’s ability to recognize revenue from the Company’s contracts as planned; (viii) statements that describe the Company’s expectations for the global rice market; (ix) the operational and financial impact of the Deconsolidation; (x) new sales contracts on the Company’s revenue; (xi) the Company’s expectations regarding the successful efforts of the Company’s distribution partners; (xii) statements of management’s beliefs, intentions or goals, (xiii) continued competitive pressures in the marketplace; (xiv) the Company’s reliance on a few customers and distribution partners for a substantial part of the Company’s revenue; (xv) the impact of government laws, rules and regulation on the Company’s business and operations (xvi) the Company’s ability to implement the Company’s plans, forecasts and other expectations with respect to the Company’s business; and (xvii) the other risks and important considerations contained and identified in the Company’s filings with the Securities and Exchange Commission. All forward-looking statements attributable to the Company or to persons acting on the Company’s behalf are expressly qualified in their entirety by the risks identified herein and in the Company’s filings with the Securities and Exchange Commission. Other than as required under the securities laws, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMIRA NATURE FOODS LTD

Date: May 4, 2020	By:	/s/ Karan Chanana
	Name:	Karan Chanana
	Title:	Chief Executive Officer

4